Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(6,894)	$111	$(8,120)	$(5,281)	$835
Interest expense, net of amortization of premium/discount	25,229	24,585	22,179	18,318	14,390
Amortization of deferred financing fees	992	1,047	1,276	1246	1215
Distributed income of equity investees	277	393	388	549	277
Total earnings	$19,604	$26,136	$15,723	$14,832	$16,717

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$25,229	$24,585	$22,179	$18,318	$14,390
Capitalized interest	453	554	13	911	3884
Amortization of deferred fees	992	1,047	1,276	1,246	1,215
Total fixed charges	$26,674	$26,186	$23,468	$20,475	$19,489

Consolidated ratio of earnings to fixed charges (1)	—	1.0	—	—	—

(1)	For the years ended December 31, 2008, 2010, 2011 and 2012 fixed charges exceeded earnings by $7,070, $7,745, $5,643 and $2,772 respectively.

(2)
As of December 31, 2012 and 2011, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.